

03054787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ceros Broker Services, Inc.

OFFICIAL USE ONLY
37869
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



17 Monsignor O' Brien Highway
(No. and Street)

E. Cambridge (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Koppel, CPA 781-407-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gray, Gray & Gray, LLP
(Name – *if individual, state last, first, middle name*)

34 Southwest Park (Address) Westwood (City) MA (State) 02090 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Hausman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Broker Service, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SUSAN R. FARRIS
Notary Public
My Commission Expires
July 30, 2004
SEAL

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Ceros Broker Service, Inc. [13]

SEC FILE NO.: 8-47955 [14]

FIRM I.D. NO.: 37869 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

17 Monsignor O'Brien Highway [20]
(No. and Street)

E. Cambridge [21] MA [22] 02141 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/02 [24]

AND ENDING (MM/DD/YY): 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Koppel, CPA [30]

(Area Code) — Telephone No. 781-407-0300 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 27 day of March 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Gray, Gray & Gray, LLP [70]

ADDRESS

34 Southwest Park [71]	Westwood [72]	MA [73]	02090 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. **N 2** [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-47955 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 27,979	200			$ 27,979	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	26,967	290			26,967	800
E. Other		300	$ 0	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350	63,932	600	63,932	830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

			Allowable		Non-Allowable		Total	
E. Stocks and warrants			$	410				
F. Options				420				
G. Arbitrage				422				
H. Other securities			1	424				
I. Sport commodities				430			$ 1	850
8. Securities owned not readily marketable:								
A. At Cost	$	130		440	$	610	0	860
9. Other investments not readily marketable:								
A. At Cost	$	140						
B. At estimated fair value				450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:								
A. Exempted securities	$	150						
B. Other	$	160		460		630	0	880
11. Secured demand notes-market value of collateral:								
A. Exempted securities	$	170						
B. Other	$	180		470		640	0	890
12. Memberships in exchanges:								
A. Owned, at market value	$	190						
B. Owned at cost						650		
C. Contributed for use of company, at market value						660	0	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships				480		670	0	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)				490	33,903	680	33,903	920
15. Other Assets:								
A. Dividends and interest receivable				500		690		
B. Free shipments				510		700		
C. Loans and advances				520		710		
D. Miscellaneous				530	1,400	720	1,400	930
16. TOTAL ASSETS			$ 54,947	540	$ 69,235	740	$ 124,182	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$ 0	1460
B. Other		1040	$	1250	$ 0	1470
18. Securities sold under repurchase agrement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270	0	1490
2. Other		1060		1280	0	1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21 0	1510
2. Other	16	1080		1290	0	1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090			0	1530
2. Other		1095	19	1300	0	1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100			0	1550
2. Other		1105		1310	0	1560
E. Other:		1110		1320	0	1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22 0	1580
B. Commodities accounts	17	1130		1330	0	1590
21. Payable to non customers:						
A. Securities accounts		1140		1340	0	1600
B. Commodities accounts		1150		1350	0	1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360	0	1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160			0	1630
B. Accounts payable	13,148	1170			13,148	1640
C. Income taxes payable	266	1180			23 266	1650
D. Deferred income taxes			20 0	1370	0	1660
E. Accrued expenses and other liabilities		1190			0	1670
F. Other	18	1200		1380	0	1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$ 0	1690
B. Secured	25	1211	$	1390	0	1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400	0	1710
1. from outsiders 24 $ [970]						
2. Includes equity subordination (15c3-1(d)) of .... $ [980]						
B. Securities borowings, at market value from outsiders $ [990]				1410	0	1720
C. Pursuant to secured demand note collateral agreements				1420	27 0	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value			26	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	0	1750
26. TOTAL LIABILITIES	$ 13,414	1230	$ 0	1450	$ 13,414	1760

Ownership Equity			Total	
27. Sole Proprietorship			$	1770
28. Partnership-limited partners	$	1020	$	1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			28 150,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			(39,232)	1794
E. Total			110,768	1795
F. Less capital stock in treasury			( )	1796
30. TOTAL OWNERSHIP EQUITY			$ 110,768	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 124,182	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 110,768	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			110,768	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 110,768	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 69,235	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items [3450]				
C. Aged short security differences-less reserve of $ [3460]		3580		
number of items [3470]				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(69,235)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net capital before haircuts on securities positions			$ 41,533	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities	520	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(520)	3740
10. Net Capital			$ 41,013	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6⅔% of line 19)	$	894	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	30,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	30,000	3760
14. Excess net capital (line 10 less 13)	$	11,013	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	39,672	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item		Amount	Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	13,414	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$	0	3820	$	0	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	13,414	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	32.71%	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	32.71%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	35 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Item		Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER Ceros Broker Service, Inc.

For the period (MMDDYY) from 1/1/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

Item			Amount	Code
REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 77,445	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions			53,723	3938
d. All other securities commissions			57,141	3939
e. Total securities commissions			188,309	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			3,794	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			5,483	3995
12. Total revenue			$ 197,586	4030
EXPENSES				
13. Registered representative's compensation			$	4110
14. Clerical and administrative employees' expenses				4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			10,880	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			99,212	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications				4060
20. Occupancy and equipment costs				4080
21. Promotional costs				4150
22. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			2,951	4195
27. Other expenses			74,821	4100
28. Total expenses			$ 187,864	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			9,722	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 9,722	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item	Amount	Code	Total	Code
1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)	0	4425		
11. TOTAL CREDITS			$ 0	4430

DEBIT BALANCES

Item	Amount	Code	Total	Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List) [48]	0	4469		
17. **Aggregate debit items			$ 0	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$ 0	4472

RESERVE COMPUTATION

Item	Amount	Code
20. Excess of total debits over total credits (line 19 less line 11) [49]	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities	$ 0	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily [50] ____ [4332] Weekly ____ [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ... 52	$	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ...		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 SEC 17574 [4335]	X	4570
D. (k)(3) — Exempted by order of the Commission ...		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ...	$	4586
A. Number of items ...		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ...	$	4588
A. Number of items ... 53		4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	Ceros Broker Service, Inc.	as of 12/31/02

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Item		Amount	Code	Total	Code
1. **Equity Capital**					
A. Partnership Capital:					
1. General Partners	65	$	4700		
2. Limited			4710		
3. Undistributed Profits			4720		
4. Other (describe below)			4730		
5. Sole Proprietorship			4735		
B. Corporation Capital:					
1. Common Stock			4740		
2. Preferred Stock			4750		
3. Retained Earnings (Dividends and Other)	66		4760		
4. Other (describe below)			4770		
2. **Subordinated Liabilities**					
A. Secured Demand Notes			4780		
B. Cash Subordinates			4790		
C. Debentures			4800		
D. Other (describe below)			4810		
3. **Other Anticipated Withdrawals**					
A. Bonuses			4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67		4860		
C. Other (describe below)			4870		
Total				$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code		Amount	Code
1. Balance, beginning of period				$ 101,046	4240
A. Net income (loss)				9,722	4250
B. Additions (includes non-conforming capital of	$	4263	68		4260
C. Deductions (includes non-conforming capital of	$	4272			4270
2. Balance, end of period (From Item 1800)				$ 110,768	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Ceros Broker Service, Inc. as of 12/31/02

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	72 $	4910	74	4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes	4930	No	4940
3. Personnel employed at end of reporting period:				
A. Income producing personnel				4950
B. Non-income producing personnel (all other)				4960
C. Total				4970
4. Actual number of tickets executed during current month of reporting period				4980
5. Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	69 5000	$ 5010	5020	75 $ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200	71 $ 5210	73 5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days	70 5280	$ 5290	5300	76 $ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365
17. Security concentrations (See instructions in Part I):			
A. Proprietary positions			$ 5370
B. Customers' accounts under Rule 15c3-3			$ 5374
18. Total of personal capital borrowings due within six months			$ 5378
19. Maximum haircuts on underwriting commitments during the period			77 $ 5380
20. Planned capital expenditures for business expansion during next six months			$ 5382
21. Liabilities of other individuals or organizations guaranteed by respondent			$ 5384
22. Lease and rentals payable within one year			$ 5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross			$ 5388
B. Net			$ 5390

OMIT PENNIES


CEROS

2002

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2002

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2002

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION


GRAY GRAY GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ceros Broker Service, Inc.

We have audited the accompanying statements of financial condition of **Ceros Broker Service, Inc.** as of December 31, 2002 and 2001, and the statements of operations and accumulated deficit and cash flows - direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ceros Broker Service, Inc**. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gray, Gray & Gray, LLP
GRAY, GRAY & GRAY, LLP

March 14, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2002	December 31, 2001
CURRENT LIABILITIES		
Accounts payable	$ 13,148	$ 12,007
Other payables	266	456
Accrued expenses	0	11,023
TOTAL CURRENT LIABILITIES	13,414	23,486
STOCKHOLDER'S EQUITY		
Common stock, Class A, voting, $1.00 par value	150,000	150,000
Accumulated deficit	(39,232)	(48,954)
TOTAL STOCKHOLDER'S EQUITY	110,768	101,046
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 124,182	$ 124,532

CEROS BROKER SERVICE, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	Year Ended December 31,	
	2002	2001
INCOME		
Commissions and service revenues	$ 188,309	$ 217,017
Net realized and unrealized gain (loss) from investment activities	(709)	361
Interest income	6,192	2,126
Management fees	3,794	24,837
TOTAL INCOME	197,586	244,341
OPERATING EXPENSES		
General and administrative expenses	186,465	238,498
Depreciation	1,399	1,406
TOTAL OPERATING EXPENSES	187,864	239,904
NET INCOME	9,722	4,437
ACCUMULATED DEFICIT AT BEGINNING OF YEAR	(48,954)	(53,391)
ACCUMULATED DEFICIT AT END OF YEAR	$ (39,232)	$ (48,954)

	Year Ended December 31,	
	2002	2001
RECONCILIATION OF NET INCOME TO NET CASH (USED) BY OPERATING ACTIVITIES:		
Net income	$ 9,722	$ 4,437
Adjustments to reconcile net income to net cash (used) by operating activities:		
Depreciation	1,399	1,406
Net realized and unrealized (gain) loss	709	(361)
(Increase) decrease in assets:		
Commissions receivable	3,432	57,131
Prepaid expenses	894	(394)
Due from affiliate	(11,267)	(34,196)
Employee advances	(2,000)	0
Increase (decrease) in liabilities:		
Accounts payable	1,141	(681)
Accrued expenses	(11,023)	5,306
Due to broker	0	(33,280)
Other payables	(190)	0
TOTAL ADJUSTMENTS	(16,905)	(5,069)
NET CASH (USED) BY OPERATING ACTIVITIES	$ (7,183)	$ (632)

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity - Ceros Broker Service, Inc. is an introducing broker in the business of trading securities. The Company is a registered member of the Securities and Exchange Commission, the National Association of Securities Dealers, the National Futures Association and is registered with various state securities commissions.

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of commissions receivable.

The Company performs a significant amount of services for one major customer, related to the officer of the Company. Approximately 70% of the Company's revenues for 2002 and 2001 were derived from this customer.

Concentrations of credit risk with respect to commissions receivable are limited due to the large number of customers comprising the Company's customer base. As of December 31, 2002 and 2001, the Company had no significant concentrations of credit risk.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income from financial reporting and tax purposes and also operating losses that are available to offset future taxable income.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash - During the course of the normal business cycle the Company, at times, maintains on deposit cash balances in excess of FDIC insured limits.

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 2 - PROPERTY AND EQUIPMENT

The estimated useful lives used for computing depreciation are as follows:

	2002	2001	Estimated Useful Lives
Property and equipment	$ 11,918	$ 11,918	5 - 7 Years
Less accumulated depreciation	8,015	6,616	
	$ 3,903	$ 5,302	

Depreciation expense was $1,399 and $1,406 for the years ended December 31, 2002 and 2001, respectively.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations are shown on the December 31st statements of financial condition at market value as follows:

	2002	2001
Aggregate cost	$ 25,646	$ 59,331
Gross unrealized gain (loss)	(709)	361
Market value	$ 24,937	$ 59,692
Net unrealized gain (loss) recorded as income	$ (709)	$ 361

As of December 31, 2001, the client discontinued doing business with one of its clearing organizations.

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 4 - INCOME TAXES

In 2002 and 2001, current federal and state income taxes have been offset by the use of net operating loss carryforwards; therefore, the Company did not set up a provision for income taxes. As of December 31, 2002, the Company has approximately $49,000 of net operating loss carryforwards available to offset future taxable income.

The net deferred tax amounts included in the accompanying statement of financial condition include the following amounts of deferred tax assets and liabilities as of December 31:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Deferred tax asset	$ 9,000	$ 0	$ 11,000	$ 0
Deferred tax liability	0	0	0	0
Valuation allowance	(9,000)	0	(11,000)	0
Deferred tax asset (liability), net	$ 0	$ 0	$ 0	$ 0

The deferred tax asset results from net federal and state operating loss carryforwards. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the reliability of the deferred tax asset such that a full valuation allowance has been recorded.

NOTE 5 - REGULATORY REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $40,340 and $42,041 at December 31, 2002 and 2001, respectively. The minimum net capital requirement is $30,000.

Pursuant to the net capital provisions of the National Futures Association, the Company is required to maintain a deferred net capital requirement of $30,000. At December 31, 2001 the Company had net capital, as defined, of $42,175. During 2002, the client did not renew their membership with the National Futures Association.

Exemptive Provision Under Rule 15c3-3 - The Company, as an introducing broker, is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from maintaining a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is affiliated with other companies in the same line of business. Per a written agreement, a foreign corporation with the same ownership refers customers who purchase securities through the Company. A significant portion (49%) of the commissions earned on these transactions are passed through to the foreign affiliate. This affiliate is also reimbursing the Company for certain operational costs.

Total commissions passed through the affiliate, net of reimbursed costs, totaled $99,212 and $106,492 for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001 net commissions receivable from the foreign affiliate, reduced by reimbursements of operating expenses, were $61,932 and $50,665, respectively. The Company charged interest on such outstanding balances. Interest income totaled $5,057 and $524 for 2002 and 2001, respectively.

The Company received management fees of $3,794 and $24,837 from an affiliate in 2002 and 2001, respectively. The management fees relate to administrative charges to the related party.

Approximately 70% of the Company's commissions are earned from entities that are related to an officer of the Company.

NOTE 7 - SECURITIES

Deposits with clearing organizations include investments in United States Government Securities. These securities are classified as held-to-maturity securities and recorded at amortized cost, adjusted for premiums and discounts that are recognized in unrealized gains and losses.

NOTE 8 - CAPITAL STRUCTURE

As of December 31, 2002 and 2001, the Company had 200,000 shares of Class A voting, $1 par value common stock authorized, and 150,000 shares issued and outstanding.

OTHER FINANCIAL INFORMATION


GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION

Board of Directors
Ceros Broker Service, Inc.

Our audits for the years ended December 31, 2002 and 2001 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gray, Gray & Gray, LLP
GRAY, GRAY & GRAY, LLP

March 14, 2003

CEROS BROKER SERVICE, INC.

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31,	
	2002	2001
Officer's salary	$ 10,880	$ 48,960
Miscellaneous	(11,123)	0
Commissions expense	99,212	106,492
Clearing charges	43,876	46,439
Professional fees	24,140	20,911
Office	5,195	3,099
Insurance	4,777	3,804
Payroll and other taxes	4,092	4,164
Dues and registrations	2,951	2,864
Telephone	2,427	1,525
Travel and entertainment	38	240
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 186,465	$ 238,498


GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Ceros Broker Service, Inc.

In planning and performing our audits of the financial statements of **Ceros Broker Service, Inc.** for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Ceros Broker Service, Inc.** that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


GRAY GRAY & GRAY, LLP

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be for any other purpose.

Gray, Gray & Gray, LLP
GRAY, GRAY & GRAY, LLP

March 14, 2003

CEROS BROKER SERVICE, INC.

DECEMBER 31, 2002

CEROS BROKER SERVICE, INC.

REGULATORY REPORTS

DECEMBER 31, 2002

TABLE OF CONTENTS


GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
THE NEXT GENERATION IN ACCOUNTING

Securities and Exchange Commission
73 Tremont Street - Suite 600
Boston, MA 02108-3912

We have audited the Focus Report of **Ceros Broker Service, Inc.** as of December 31, 2002. The audit was made in accordance with auditing standards generally accepted in the United States of America and, accordingly, includes a review of the system of internal control, the procedures employed for safeguarding securities, the practices and procedures employed in complying with rule 17a-13 and in the resolution of securities differences, and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the auditing procedures prescribed by the Securities and Exchange Commission. There were no material differences with respect to the computation of Net Capital under SEC Rule 15c3-1, and the computation of Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. We found no inadequacies in our audit of the above mentioned procedures and systems.

In our opinion, the Focus Report, with all supporting statements and schedules, present fairly the financial position of **Ceros Broker Service, Inc.** at December 31, 2002 in the form prescribed by the Securities and Exchange Commission, in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.

Gray, Gray & Gray, LLP
GRAY, GRAY & GRAY, LLP

March 14, 2003